VALUEVISION MEDIA, INC.

6740 Shady Oak Road

Eden Prairie, Minnesota 55344-3433

(952) 943-6000

January 20, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ValueVision Media, Inc.
Registration Statement on Form S-3 (SEC File No. 333-172392)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, ValueVision Media, Inc. hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the registrant’s registration statement on Form S-3, File No. 333-172392. The registration statement is not effective and no securities have been issued pursuant to the registration statement. We are withdrawing the registration statement because we have elected not to proceed with the registration process and conduct a registered offering at this time. Accordingly, we respectfully request effectiveness of this withdrawal to be as soon as practicable.

Please direct any comments or questions regarding this filing to our counsel, Jonathan Zimmerman at Faegre Baker Daniels LLP, at (612) 766-7000.

Very truly yours,

/s/ Teresa Dery

Teresa Dery
General Counsel

cc:	Jonathan R. Zimmerman

Faegre Baker Daniels LLP (612-766-7000; jon.zimmerman@faegrebd.com)